BC FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:		Schedule A

	X	Schedule B & C
(Place x in appropriate category)
ISSUER DETAILS:

NAME OF ISSUER:		RESPONSE BIOMEDICAL CORP.

ISSUER ADDRESS:		8081 Lougheed Hwy
Burnaby, BC V5A 1W9

ISSUER TELEPHONE NUMBER:		(604) 681-4101

ISSUER FAX NUMBER:		(604) 412-9830

CONTACT PERSON:		Lyn Davies

CONTACT POSITION:		Comptroller

CONTACT TELEPHONE NO.:		(604) 681-4101

CONTACT EMAIL ADDRESS:		mailto:ldavies@responsebio.com

WEB SITE ADDRESS:		www.responsebio.com

FOR YEAR ENDED:		March 31, 2004

DATE OF REPORT:		May 28, 2004

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE BOARD OF DIRECTORS HAS APPROVED THE DISCLOSURE CONTAINED THEREIN. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

*William J. Radvak*	May 28, 2004
NAME OF DIRECTOR	DATE SIGNED

*Brian G. Richards*	May 28, 2004
NAME OF DIRECTOR	DATE SIGNED

RESPONSE BIOMEDICAL CORP.

Quarter Report Form 51-901F for the period ending March 31, 2004

Schedule B: See March 31, 2004 unaudited consolidated financial statements.

DIRECTORS AND OFFICERS AS AT May 28, 2004
William J. Radvak, Director and Officer
Brian G. Richards, Director and Officer
Dominique E. Merz, Director
Stephen D. Holmes, Director
Paul C. Harris, Officer
Joanne M. Stephenson, Officer
Reed Simmons, Officer

EXPENDITURES MADE TO NON-ARM’S LENGTH PARTIES DURING THE QUARTER ENDED MARCH 31, 2004
Nil	Nil

SECURITIES ISSUED DURING THE QUARTER ENDED MARCH 31, 2004
Issue Date (Week of)	Type of Security	Type of Issue	Number/ Amount	Price ($)	Total Proceeds ($)	Type of Consideration	Commission
30-Jan-04	Common Shares	Exercise Options	140,000	0.50	70,000	Cash	Nil
6-Feb-04	Common Shares	Exercise Options	25,000	0.50	12,500	Cash	Nil
6-Feb-04	Common Shares	Exercise Options	125,000	0.50	62,500	Cash	Nil
9-Feb-04	Common Shares	Exercise Options	40,000	0.27	10,800	Cash	Nil
9-Feb-04	Common Shares	Exercise Options	20,000	0.27	5,400	Cash	Nil
10-Feb-04	Common Shares	Exercise Options	20,000	0.27	5,400	Cash	Nil
13-Feb-04	Common Shares	Exercise Options	100,000	0.50	50,000	Cash	Nil
13-Feb-04	Common Shares	Exercise Options	10,000	0.27	2,700	Cash	Nil
13-Feb-04	Common Shares	Exercise Options	10,000	0.27	2,700	Cash	Nil
13-Feb-04	Common Shares	Exercise Options	75,000	0.50	37,500	Cash	Nil
24-Feb-04	Common Shares	Exercise Options	36,250	0.27	9,788	Cash	Nil
24-Feb-04	Common Shares	Exercise Options	15,000	0.62	9,300	Cash	Nil
24-Feb-04	Common Shares	Exercise Options	4,400	0.50	2,200	Cash	Nil
9-Mar-04	Common Shares	Exercise Options	750	0.50	375	Cash	Nil
26-Mar-04	Common Shares	Exercise Options	20,000	0.50	10,000	Cash	Nil
31-Mar-04	Common Shares	Exercise Options	1,000	0.50	500	Cash	Nil
31-Mar-04	Common Shares	Exercise Options	2,750	0.50	1,375	Cash	Nil
12-Feb-04	Common Shares	Exercise Warrants	50,000	0.50	25,000	Cash	Nil
18-Mar-04	Common Shares	Exercise Warrants	700,621	0.45	315,279	Cash	Nil
			1,395,771		633,317

RESPONSE BIOMEDICAL CORP.

Schedule C to Form 51-901F, December 31, 2003 Annual Report

OPTIONS GRANTED DURING THE QUARTER ENDED MARCH 31, 2004
Issue Date	# Of Options	Type	Name	Exercise Price ($)	Expiry Date
15-Jan-04	4,400	Employee	Radoslav Staikov	0.50	14-Jan-09
30-Jan-04	11,000	Employee	Lorna Gray	0.50	30-Jan-09
30-Jan-04	150,000	Director	Stan Yakatan	0.50	30-Jan-07
30-Jan-04	100,000	Consultant	Steve Radvak	0.50	30-Jan-07
30-Jan-04	50,000	Employee	Lynn Cloney	0.50	30-Jan-09
30-Jan-04	15,000	Consultant	Leandro Lara	0.50	30-Jan-07
30-Jan-04	15,000	Consultant	Rescio Souza	0.50	30-Jan-07
30-Jan-04	100,000	Consultant	Trout Group	0.50	30-Jan-06
2-Feb-04	7,700	Employee	Jennifer Reid	0.44	2-Feb-09
2-Feb-04	10,000	Employee	Jackie Felberg	0.45	2-Feb-09
10-Feb-04	200,000	Director	Dominique Merz	0.72	10-Feb-07
10-Feb-04	340,000	Director	Brian richards	0.72	10-Feb-09
10-Feb-04	150,000	Director	William J. Radvak	0.72	10-Feb-09
10-Feb-04	275,000	Director	Stephen Holmes	0.72	10-Feb-07
13-Feb-04	2,250	Employee	Sharom Semodio	0.74	13-Feb-09
13-Feb-04	2,200	Employee	Alison Dendoff	0.74	13-Feb-09
23-Feb-04	2,750	Employee	Slava Gojkovic	0.80	23-Feb-09
4-Mar-04	6,500	Employee	David Harper	0.77	4-Mar-09
4-Mar-04	2,750	Employee	Nelly Velonza	0.77	4-Mar-09
11-Mar-04	10,000	Employee	Aleksander Rajlic	0.80	11-Mar-09
11-Mar-04	8,400	Employee	Alison Dendoff	0.80	11-Mar-09
11-Mar-04	10,000	Employee	Alka Patel	0.80	11-Mar-09
11-Mar-04	2,550	Employee	Alpia Doloricon	0.80	11-Mar-09
11-Mar-04	87,500	Employee	Brian Richards	0.80	11-Mar-09
11-Mar-04	2,500	Employee	Candace Harris	0.80	11-Mar-09
11-Mar-04	10,000	Employee	Carol Tysdal	0.80	11-Mar-09
11-Mar-04	10,000	Employee	Carole Knight	0.80	11-Mar-09
11-Mar-04	3,000	Employee	Cynthia Witowich	0.80	11-Mar-09
11-Mar-04	3,000	Employee	Danielle Siba	0.80	11-Mar-09
11-Mar-04	1,000	Employee	David Harper	0.80	11-Mar-09
11-Mar-04	25,000	Employee	Don Bradley	0.80	11-Mar-09
11-Mar-04	4,500	Employee	Jennie Tse	0.80	11-Mar-09
11-Mar-04	2,500	Employee	Jennifer Reid	0.80	11-Mar-09
11-Mar-04	5,000	Employee	Jo Harris	0.80	11-Mar-09
11-Mar-04	75,000	Employee	Joanne Stephenson	0.80	11-Mar-09
11-Mar-04	7,000	Employee	Julie Levesque	0.80	11-Mar-09
11-Mar-04	10,400	Employee	Karine Shin	0.80	11-Mar-09
11-Mar-04	15,000	Employee	Ken Pilgrim	0.80	11-Mar-09
11-Mar-04	5,000	Employee	Liana McBeath	0.80	11-Mar-09
11-Mar-04	12,500	Employee	Linda Pellizzari	0.80	11-Mar-09
11-Mar-04	5,000	Employee	Linda Spiller	0.80	11-Mar-09
11-Mar-04	9,000	Employee	Lorna Gray	0.80	11-Mar-09

RESPONSE BIOMEDICAL CORP.

Schedule C to Form 51-901F, December 31, 2003 Annual Report

11-Mar-04	10,000	Employee	Lynn Cloney	0.80	11-Mar-09
11-Mar-04	12,000	Employee	Mable Woo	0.80	11-Mar-09
11-Mar-04	2,500	Employee	Marivel Magno	0.80	11-Mar-09
11-Mar-04	1,250	Employee	Nelly Velonza	0.80	11-Mar-09
11-Mar-04	10,000	Employee	Nerissa Platon	0.80	11-Mar-09
11-Mar-04	50,000	Consultant	Paul Harris	0.80	11-Mar-09
11-Mar-04	10,000	Employee	Radoslav Staikov	0.80	11-Mar-09
11-Mar-04	100,000	Consultant	Reed Simmons	0.80	11-Mar-09
11-Mar-04	10,000	Employee	Russel Pereira	0.80	11-Mar-09
11-Mar-04	1,250	Employee	Slava Gojkovic	0.80	11-Mar-09
11-Mar-04	2,000	Employee	Whalley Fong	0.80	11-Mar-09
11-Mar-04	100,000	Employee	William J. Radvak	0.80	11-Mar-09
11-Mar-04	50,000	Consultant	Dominique Merz	0.80	11-Mar-07
11-Mar-04	25,000	Consultant	Robert H. Christenson	0.80	11-Mar-07
29-Mar-04	5,500	Employee	Hans Dietz	0.87	29-Mar-09
29-Mar-04	2,750	Employee	Harsha Patel	0.87	29-Mar-09
29-Mar-04	500	Employee	Hans Dietz	0.87	29-Mar-09
29-Mar-04	1,250	Employee	Harsha Patel	0.87	29-Mar-09
29-Mar-04	100,000	Employee	Doug Broadfoot	0.87	29-Mar-09
	2,262,400

BREAKDOWN OF GENERAL AND ADMINISTRATIVE EXPENDITURES FOR THE QUARTER ENDED MARCH 31, 2004		BREAKDOWN OF RESEARCH AND DEVELOPMENT EXPENDITURES FOR THE QUARTER ENDED MARCH 31, 2004
Professional Fees	208,606	Salaries and benefits	199,000
Salaries and benefits	126,142	Professional Fees	126,482
Legal	33,633	Patent	57,192
Audit	31,778	Non consumable materials	57,009
Travel	22,459	Consumables and Clinical Trial	24,377
Filing and transfer agent fees	13,533	Rent	18,319
Other	11,982	Amortization	14,288
Corporate Communication & Conferences	10,884	Other	13,421
Computer systems	8,070	Computer systems	8,721
Office and courier	7,440	Travel	6,827
Phone, utilities and maintenance	6,635	Office and courier	6,064
Rent	5,637
Bank fees	5,222

Total	492,021	Total	531,700

RESPONSE BIOMEDICAL CORP.

Schedule C to Form 51-901F, December 31, 2003 Annual Report

BREAKDOWN OF MARKETING AND BUSINESS DEVELOPMENT EXPENDITURE FOR THE QUARTER ENDED MARCH 31, 2004		BREAKDOWN OF MANUFACTURING EXPENDITURES FOR THE QUARTER ENDED MARCH 31, 2004
Salaries and benefits	123,835	Salaries and benefits	93,265
Advertising, promotion and printing	15,548	Amortization	24,742
Travel	21,551	Professional Fees	54,979
Professional Fees	25,584	Manufacturing supplies	12,545
Conferences	10,385	Other	8,429
Office, courier and phone	6,127	Rent	14,092
Rent	14,091	Phone, courier, office, utilities/maint	4,870
Other	9,834	Travel	4,770
Recruiting	4,125

Total	231,080	Total	217,692

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL OPERATIONS

Response Biomedical Corp. (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has eight RAMP tests available for environmental and clinical (health) testing applications and the Company has plans to commercialize additional tests.

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements for the three months ended March 31, 2004, including the related notes therein, the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles for the year ended December 31, 2003, and the Management’s Discussion and Analysis of Financial Operations section of the Company’s 2003 Annual Report.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. All amounts are expressed in Canadian dollars unless otherwise indicated.

Date: May 28, 2004

OVERALL PERFORMANCE

For the three months ended March 31, 2004 the Company had revenue of $809,136, which represents the highest quarterly revenue to date.

The Company formed an alliance with General Dynamics Canada Ltd., with the intention of developing integrated systems for the detection and identification of biothreat agents for military and homeland defense markets.

RESPONSE BIOMEDICAL CORP.

Schedule C to Form 51-901F, December 31, 2003 Annual Report

The Company filed a Form 20-F Registration Statement with the US Securities and Exchange Commission (“SEC”), an initial step necessary for obtaining listing or trading of the Company’s common shares on a US based stock exchange.

RESULTS OF OPERATIONS

Revenues and Cost of Sales

Revenues from product sales for the quarter ended March 31, 2004 were $627,928, an increase of $422,614, or 212% over the $201,314 in product sales for the same period last year. Product revenues in the first quarter of 2004 were generated primarily from sales of RAMP Environmental Systems and Test Kits.

Revenue from contract services for the quarter ended March 31, 2004 was $181,208 as compared to $2,850 for the same period last year. A portion of the contract revenue ($51,208) was recognized due to the expiry of a contract related to an inactive project. The balance of contract revenue ($130,000) was related to an active project.

Cost of sales for the quarter ended March 31, 2004 were $228,668, an increase of $83,758, or 57.8% over the $144,910 for cost of goods in the same period last year. This increase reflects the Company’s increased sales. Cost of sales includes direct manufacturing labour and materials costs, and allocated overhead.

Expenses

General and administrative expenses for the quarter ended March 31, 2004, increased to $492,021 compared to $261,107 for the same period in 2003. The Company recorded $155,500 (non cash) in stock based compensation to consultants (2003 - $nil) and $29,540 to employees (2003 - $nil). The Company recorded $105,424 (non cash) in loan costs relating to amortizing fair value of loan guarantees (2003 - $85,000). The Company incurred $113,384 in professional fees related to the 20-F registration with the SEC (2003 - $nil).

Marketing and business development expenses increased to $231,080 for the quarter ended March 31, 2004, compared to $188,635 for the same period in 2003. The primary reason for the increase is due to the hiring of additional sales and marketing resources, the use of demos and product promotion materials, distributor training to improve effectiveness of relationship selling, increased participation in trade conferences and related travel costs to promote RAMP products to new target markets in North America, Asia and Europe.

Research and development expenditures decreased to $531,700 for the quarter ended March 31, 2004, compared to $575,816 for the same period in 2003. The decrease is due to a number of factors, including lower salary costs resulting from a reassignment of some product development resources to manufacturing, and lower consulting fees. Patent costs were $57,192 for the quarter ended March 31, 2004 as compared to $14,210 in the previous year.

Other Income/Expenses

The Company recorded grant income for the quarter ended March 31, 2004, of $49,700 for a grant received from PEMD (“Program for Export Market Development.”).

During the period ended March 31, 2004, interest expense was $125,829 compared to $99,882 for the same period in 2003. Of this amount $20,405 represents interest on the Company’s line of credit, compared to $14,260 for the same period in 2003. In addition, $105,422 (2003 - $85,616) represents the fair market value of bonus warrants issued to lenders as part of a loan facility agreement.

RESPONSE BIOMEDICAL CORP.

Schedule C to Form 51-901F, December 31, 2003 Annual Report

Net Income (Loss)

For the three months ended March 31, 2004, the Company reported a net loss of $750,504 ($0.01 per share) as compared to a net loss of $1,053,324 ($0.02 per share) for the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company’s operations have primarily been funded through the issuance of common stock and external loan facilities. More recently, the Company has used cash flow from operations to supplement other sources of funding.

At March 31, 2004, the Company had cash and cash equivalents of $1,037 as compared to $856 at December 31, 2003. The Company’s net working capital position as of March 31, 2004 was a deficit of $1,348,197, a decrease of $247,2429over the December 31, 2003 working capital deficit of $1,595,439. During the three month period ended March 31, 2004, the Company relied on revenues from sales of products and services, and funds from a bank credit line. In addition, the Company received proceeds of $633,317 from the exercise of stock options and warrants.

During the period April 1 to May 28, 2004 the Company has received cash in the amount of $1,489,642 from the exercise of stock options and warrants.

Until the Company receives significant revenue from product sales, it will continue to fund its operations from a combination of the sale and issuance of equity securities, contract service fees, collaborative research arrangements, and debt financing.

RISKS AND UNCERTAINTIES

The Company has an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

OFF BALANCE SHEET ARRANGEMENTS

The Company is not aware of any material off balance sheet arrangements requiring disclosure.

TRANSACTIONS WITH RELATED PARTIES

The Company compensates Mr. Stephen Holmes in the amount of $1,000 per month as the Chairman of the Board of Directors and Chairman of the Compensation Committee, but has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services in their capacity as directors, except for the granting from time to time of incentive stock options. During the most recently completed financial year, the Company granted incentive stock options to purchase an aggregate of 200,000 common shares to directors.

During the financial year ended December 31, 2003, the Company entered into an agreement with Katan Associates International (“KAI”) under the terms of which the Company pays KAI a monthly retainer of US$5,000. Mr. Stan Yakatan is the Chairman and Managing Partner of KAI and became a director of the Company in January 2004.

RESPONSE BIOMEDICAL CORP.

Schedule C to Form 51-901F, December 31, 2003 Annual Report

PROPOSED TRANSACTIONS

The Company is not aware of any material proposed transaction requiring disclosure.

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are disclosed in Note 2. to the audited consolidated financial statements as at December 31, 2003. Critical accounting estimates include:

Revenue recognition

Sales are recognized upon the shipment of products to distributors, if a signed contract exists, the sales price is fixed and determinable, collection of the resulting receivables is reasonably assured and any uncertainties with regard to customer acceptance are insignificant. Sales are recorded net of discounts and sales returns. A provision for the estimated warranty expense is established by a charge against operations at the time the product is sold.

Contract service fees are recorded as revenue as the services are performed pursuant to the terms of the contract provided collectibility is reasonably assured. Upfront fees from collaborative research arrangements, which are non-refundable and require the ongoing involvement of the Company, are deferred and amortized into income on a straight-line basis over the term of the relevant license or related underlying product development period. Upfront fees from collaborative research arrangements that may be refundable are deferred and recognized once the refundability period has lapsed.

Stock based compensation

The Company grants stock options to executive officers, directors, employees and consultants pursuant to a stock option plan. The Company uses the fair value method to account for stock-based payments. Under the fair value method, stock-based payments are measured at the fair value of the equity instruments issued.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2002, the Company adopted the recommendations of the new CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. The new section establishes the standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value method. The standard encourages the use of the fair value method of accounting for all employee stock-based compensation plans, but only requires the use of the fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

For the year ending December 31, 2003, the Company elected to prospectively apply the fair value based method of accounting for stock based stock options granted to employees, officers and directors. The adoption of the new recommendations resulted in an additional benefit expense of $82,000 in 2003 compared to nil in 2002 when the effect of the fair value method on employee options was disclosed but not required to be recorded in financial statements.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash equivalents, accounts and amounts receivable, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short-term nature.

RESPONSE BIOMEDICAL CORP.

Schedule C to Form 51-901F, December 31, 2003 Annual Report

The Company performs ongoing credit checks on its customers. As at March 31, 2004, the Company has accounts receivable from 18 customers, of which the top three represent 71% of the accounts receivable balance. As at December 31, 2003, the Company had accounts receivables from 16 customers of which the top four represent 65% of the accounts receivable balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that greater than 85% of total revenues were received in US dollars. The company minimizes this risk by maintaining a US dollar account for all US sales revenues and expenditures, thereby minimizing currency exchange. The Company is exposed to foreign exchange risk with respect to the demand loans, as these are secured by US dollars. Fluctuating foreign exchange rates are reflected in the line of credit available to the Company, however, the balance outstanding on the line of credit is not subject to foreign exchange adjustments.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

SUBSEQUENT EVENTS

During the period April 1 to May 28, 2004 the Company has received cash in the amount of $1,489,642 from the exercise of stock options and warrants.

On April 21, 2004 the Company announced that the Company’s Quality Management System was registered to ISO 13485:1996, under the Canadian Medical Devices Conformity Assessment System. Health Canada requires manufacturers of Class III devices to demonstrate practices in accordance with internationally recognized quality systems standards in order to maintain a medical device license in Canada.

On May 20, 2004 the Company announced that it had received regulatory clearance from the US Food and Drug Administration (“FDA”) to market a RAMP cardiac marker test for detecting troponin I to assist in the rapid diagnosis of heart attack.

On May 25, 2004 the Company announced that it had received regulatory clearance from the FDA to market a RAMP cardiac marker test for detecting CK-MB to assist in the rapid diagnosis of heart attack.